SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

For the month of September, 2003

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: September 30, 2003 By:* Steven R. Garman, President & CEO

(Signature)*

*Print name and title under the signature of the signing officer

QI Systems Joins with Edoc Systems Group to Penetrate New Markets

Wed, Sept 3, 2003, Richmond, BC — Steven R.Garman, CEO and President of QI Systems, Inc. (OTC Bulletin Board: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, is pleased to announced that the company has entered into a business alliance with Edoc Systems Group Ltd. of Victoria, BC, Canada to pursue the sales of smart card applications in industries where QI Systems'advanced stored value technology is not presently utilized.

Edoc Systems Group will target, prospect and pre-qualify sales opportunities for QI Systems, focusing on, but not limited to, large scale heavy equipment industries. The alliance calls for Edoc to immediately begin exploring smart card applications with industrial contacts. Under this partnership, QI Systems will provide smart card solutions and Edoc will assist with data processing support and programming administration. Edoc Systems Group has created software solutions for industry leading clients such as Weyerhaeuser, The Washington Marine Group, TimberWest, NorskeCanada, Interfor, Cellfor and others since 1997.

Ron deBruyne, President of Edoc stated, 'We are excited about the partnership with QI Systems because they have such a solid track record in smart card technology. We believe that the application of smart card solutions in some of the industries in which we work can provide our clients with significant advantage.'

Edoc Systems Group Ltd. (www.edoc.ca) is a provider of enterprise level, industry-specific software solutions. Edoc delivers end-to-end solutions for Internet, desktop and handheld platforms which are designed to operate in many environments. Edoc is committed to developing close, long term relationships to provide highly tailored systems that meet its customer's ongoing needs. Edoc's clients include leading companies in the Forest sector, Marine Towing and Biotech industries.

Edoc's Livesupport division (www.livesupport.ca) provides outsourced technical support for both off-the-shelf and custom applications. The support service includes initial and ongoing risk management providing enhanced security for desktop computers and networks. Livesupport optimizes IT security and effectiveness through proactive, reliable and friendly support.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

Promotes Richard Murray

Fri, Sept 5, 2003, Richmond, BC — Steven R. Garman, CEO and President of QI Systems, Inc., the industry leader in smart card solutions, is pleased to announce the promotion of Mr. Richard Murray to the position of Vice President of Business Development.
Mr. Murray attended the University of British Columbia and graduated with a Degree in Engineering. He worked for the City of Vancouver, BC, Canada for three years as a research engineer and then served as a consultant to an international engineering consulting firm where he pioneered the use of microcomputers in engineering applications formerly served by mainframe computers.

In 1985, he started Trionics Technology, Ltd. to develop the world's first self serve credit card payment system for the parking industry. The company later developed specialized card payment systems for ski lift ticketing machines, public access fax machines and vending applications. In 1994, Mr. Murray joined QI Systems, Inc. and led the company's move into the smart card industry. Working with global card associations, the banking community and international certification bodies, he coordinated development of QI Systems'suite of multi-application smart card products. Mr. Murray left the company briefly in 2000 but rejoined the organization as Director of Business Development in 2002. To-day he is closely involved in all aspects of product and business development and in the integration of QI products with customers'products and businesses. QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Requests Approval to Offer Shares For Debt

Fri, Sept 5, 2003, Richmond, BC — QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U), reports that the company will file a Form 4E with the TSX Venture Exchange requesting approval to offer shares for debt per Regulatory Policy 4.3. The filing must be accepted by the TSX Venture Exchange before any shares are issued.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Unveils Strategic Plans for 2003/2004

Thu, Sept 11, 2003, Richmond, BC — Steven R. Garman, CEO & President of QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U) reported today on the company’s strategic plans for the remainder of the fiscal year.

The company is currently seeking to refinance operations in two phases. In Phase One, QI is pursuing the acquisition of short-term bridge financing to support daily operations while Phase Two targets longer term capital funding to facilitate a new, aggressive sales and marketing program. As previously announced, QI Systems has hired the investment bank and brokerage firm of MidSouth Capital of Atlanta, Georgia to assist with this effort. In the past, QI Systems has primarily concentrated on supplying smart card readers to OEM manufacturers; however, in the future the company intends to promote its ability to provide complete top-to-bottom smart card solutions. QI Systems will seek to expand its penetration into markets where its products are already used (such as the parking and vending industries) while exploiting new markets where its smart card experience and technology is applicable. In addition, QI intends to promote systems sales that provide ongoing revenue streams through the introduction of service contracts, upgrade assurance programs and process management fees. Finally, QI Systems will launch enhanced sales and marketing efforts, in association with organizations such as USOutsourcing of Dallas, Texas, eDoc Systems Group of Victoria, British Columbia, Canada and others. While continuing to pursue sales opportunities worldwide, the company will concentrate on the substantial potential in the lucrative North American market, specifically targeting business development in the United States. QI Systems will seek to establish long-term business relationships with dealer networks, distributorships and other business partners with the goal of significantly improving sales revenue.QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

July 22, 2003 Private Placement Has Closed

Fri, Sept 12, 2003, Richmond, BC — QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U) reported today that their non-brokered private placement announced July 22, 2003, and accepted by the TSX Venture Exchange on September 9, 2003, is now closed.

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Systems Adds Smart Card Waste Disposal Application

Wed, Sept 18, 2003, Richmond, BC — QI Systems, Inc. (OTC Bulletin Board: QIIIF, TSX Venture Exchange: QII.U), the industry leader in smart card solutions, announced today that it is expanding and enhancing its product offerings in bulk water and ranch water control systems and that it is introducing versions of the systems for waste water control.

The company has received orders from Aurora Bar Code Technologies Ltd., Edmonton, Alberta for upgrades to the smart card controlled bulk water distribution system installed for the City of Dawson Creek, British Columbia, Canada and for a system for waste water control. The Dawson Creek project has been operational for several years and will be modified with the installation of motorized card readers similar to the readers used in banking ATM machines. In addition a QI control system will be installed for a new waste water disposal station just opened at the city. This upgrade will mark the first installation of the QI smart card system in a waste disposal application. To date the company's products have been used in bulk water (ranch water) distribution stations where large quantities of fresh water are sold. The waste disposal application provides QI Systems with a new market for its smart card control system. QI Systems is currently in the process of signing wholesale water works equipment dealers to market the bulk water and waste disposal smart card system to municipalities throughout North America and expects the new marketing effort to have a positive impact on sales. Interested dealers are invited to apply. QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca

QI Secures Additional Parking Deals

Wed, Sept 25, 2003, Richmond, BC — QI Systems, Inc. (OTCBB: QIIIF, TSX Venture Exchange: QII.U) announced today that orders for its Hybrid Payment Terminal continue to increase, making it one of the company’s most successful product lines. CALE Systems, Inc. of Montreal placed an order for an additional 160 HPTs. This order increases CALE’s total orders in the past 6 months to over 335 units for installation in Canada and the USA.

“These orders are significant for us because they prove that our customers have confidence in our ability to produce quality products,” says Steve Garman, President/CEO of QI Systems Inc.Since early 2000, QI and CALE have worked together to provide smart solutions for the parking industry worldwide, with the development of a payment terminal that would accept smart cards and credit cards.“QI’s willingness to work and develop a product that meets market needs has played a great role in our ability to market parking solutions and solidifies CALE’s position as one of Canada’s premier metered parking device companies,” says Mr. Pierre Barre, President of CALE Systems Inc.CALE Systems Inc. is a Montreal, Quebec firm that distributes metered parking devices manufactured by CALE of Sweden. For more information about Cale Systems Inc. you can contact Mr. Pierre Barre at (450) 461-0880 or visit their web site at www.caleparking.com.QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the US, Venezuela, Hong Kong, the UK, and Norway. QIs SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Touch Technology (TTI), EFM, ParkSmart, QI Card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QIs SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as USA Today and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects," "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

The TSX Venture Exchange does not accept responsibility for the adequacy of this news release and has not investigated the validity of these claims.

Approved on behalf of the Board

Steven R. Garman
President & CEO
QI Systems Inc.

Unit 101 3820 Jacombs Road, Richmond, B.C. Canada
Telephone: 604.248.2301
Facsimile: 604.248.2306
http://www.qisystems.ca